UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Rio Tinto plc

(Name of Issuer)

Ordinary Shares

American Depositary Shares (each representing four ordinary shares)

(Title of Class of Securities)

Ordinary Shares (ISIN GB 0007188757)

American Depositary Shares (CUSIP US 767204100)

(CUSIP Number)

Zhao Zhengang

Director of Overseas Development Department

Aluminum Corporation of China

No. 62, North Xizhimen Street

Beijing, China 100082

86-10-8229-8080

Copies to:

Charles I. Cogut, Esq.

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

212-455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

This Amendment No. 2 on Schedule 13D (this “Amendment No. 2”) is being filed by Aluminum Corporation of China (“Chinalco”), Aluminum Corporation of China Overseas Holdings Limited (“Chinalco Overseas”), Oriental Prospect Pte. Ltd. (“SPV I”) and Shining Prospect Pte. Ltd. (“SPV II” and, together with Chinalco, Chinalco Overseas, SPV I and SPV II, the “Reporting Persons”) relating to the ordinary shares of 10p each (the “Ordinary Shares”) of Rio Tinto plc, a company incorporated in England and Wales (the “Issuer”).  This Amendment No. 2 amends and supplements the statements made by the Reporting Persons on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2008, as amended by Amendment No. 1 on Schedule 13D filed with the SEC on February 13, 2009 (as so amended, the “Schedule 13D”).  Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings assigned to them in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 2 to report that Chinalco and certain of its subsidiaries entered into financing arrangements as described in Item 3 hereof and to amend certain other statements made in the Schedule 13D.

Item 2. Identity and Background.

Schedule I to the Schedule 13D, which sets forth certain information with respect to each director and executive officer of Chinalco, is hereby amended and restated in its entirety as set forth in Schedule I to this Amendment No. 2.  The statements made by the Reporting Persons under Item 2 and each other item of the Schedule 13D with respect to the directors and executive officers of Chinalco are hereby restated as if made on the date of this Amendment No. 2.

Item 3. Source and Amount of Funds or Other Consideration.

The statements made by the Reporting Persons under Item 3 of the Schedule 13D are hereby amended and supplemented as follows:

On March 27, 2009, Chinalco announced that it had secured the required financing for its Proposed Strategic Partnership with Rio.  Under the Implementation Agreement (also referred to as the “CIA”), Chinalco was required to take all steps reasonably necessary to secure committed funding to finance the subscription of the Rio Bonds and the investments contemplated by the Strategic Alliances by March 31, 2009.  A copy of the press release is attached hereto as Exhibit 99.23.

Facility Agreements

On March 27, 2009, each of Chinalco Finance Holdings Limited, Chinalco Assets Holdings Limited, Chinalco Iron Ore Assets Holdings Limited, Chinalco Aluminum Assets Holdings Limited and Chinalco Copper Assets Holdings Limited (each, a “Borrower”) entered into a facility agreement with China Development Bank Limited, as lead arranger and lender, and The Export-Import Bank of China, Agricultural Bank of China Limited and Bank of China Limited, as lenders (together with China Development Bank Limited in its capacity as lender, the “Lenders”), substantially in the form of Facility Agreement attached hereto as Exhibit 99.24 (each, a “Facility Agreement”).  Under each Facility Agreement, the Lenders agreed to make available to the applicable Borrower a loan facility up to a specified amount.  Each Borrower is an indirectly wholly-owned subsidiary of Chinalco.  The table below sets forth, for each Facility Agreement, the name of the Borrower and the aggregate loan commitment amount.

Borrower	Aggregate Loan Commitment Amount (in US$)
Chinalco Finance Holdings Limited	7,162,000,000
Chinalco Assets Holdings Limited	1,475,000,000
Chinalco Iron Ore Assets Holdings Limited	5,150,000,000
Chinalco Aluminum Assets Holdings Limited	2,150,000,000
Chinalco Copper Assets Holdings Limited	5,038,000,000

The following is a summary of the English version of the form of Facility Agreement, which summary does not purport to be complete and is qualified in its entirety by reference to the full text of the English version of the form of Facility Agreement, a copy of which is filed as Exhibit 99.24 hereto and is incorporated herein by reference.

The loans under each Facility Agreement will be used exclusively for the financing of the Bond Issuance, the Strategic Alliances and Chinalco’s and its subsidiaries’ related financing requirements.  Without the Lenders’ prior written consent, a Borrower may not change the purpose of the loans made under its Facility Agreement.  The loans made under each Facility Agreement will mature 15 years after the date of the first drawdown under the Facility Agreement.  Principal repayments will be made in equal installments each year, beginning on the 8th anniversary of the date of the first drawdown and ending at maturity.  Except upon the occurrence of a market disruption event, each loan will bear interest at a rate per annum based on the 6-month London Inter-Bank Offered Rate determined as set forth in each Facility Agreement plus 90 basis points.

The loans will be made subject to certain conditions, including, among other things, receipt of approval by the PRC and the Foreign Investment Review Board of Australia, in each case, as contemplated by the CIA.  Subject to the satisfaction or waiver of the conditions precedent specified in each Facility Agreement, during the period for which the loan facility is made available no Lender will be entitled to (i) decline or refuse or fail to make any loan under a Facility Agreement, (ii) cancel any unutilized loans, (iii) exercise any right of recission, repudiation, termination or similar right or remedy, (iv) accelerate, make demand or cause or require repayment of any loan or take any action it would otherwise be entitled to take upon the occurrence of an event of default under a Facility Agreement or (v) exercise any right of set off or counterclaim in respect of any loan or the proceeds thereof.

Under each Facility Agreement, the Borrower will, unless the Lenders agree otherwise, prepay the loan in an amount equal to any net proceeds received by the Borrower from a sale, lease, transfer, recapitalization or other disposal in respect of any of its interests in Rio acquired in connection with the Bond Issuance or the Strategic Alliances (other than disposals made pursuant to, or in connection with, the reorganization steps contemplated by the CIA) (the “Net Disposal Proceeds”).  Such prepayments need not be made to the extent the Borrower or its subsidiaries uses any Net Disposal Proceeds in the ordinary course of business.

Following the completion of all transactions contemplated by the CIA and the related transaction documents (other than transactions waived and not completed pursuant to the CIA), upon the Lenders’ request the Borrower will create security for the benefit of the Lenders relating to any interest in Rio obtained by the Borrower as a result of its investment pursuant to the CIA and the related transaction documents.

Guarantee Contracts

In connection with the Facility Agreements, on March 27, 2009, Chinalco entered into Guarantee Contracts with the Lenders substantially in the form attached hereto as Exhibit 99.25 (each, a “Guarantee Contract”).  Under each Guarantee Contract, Chinalco agreed to provide an unconditional, joint and several liability guarantee with respect to the obligations of each Borrower under the applicable Facility Agreement.  The principal claim under each Guarantee Contract is equal to the aggregate principal amount of loans made available under the corresponding Facility Agreement.  Each Guarantee Contract will become effective upon approval of the Guarantee Contract by the State Administration of Foreign Exchange of the PRC and will continue and be in full force and effect until the guaranteed debt has been repaid in full.  The foregoing is a summary of the English translation of the form of Guarantee Contract, which summary does not purport to be complete and is qualified in its entirety by reference to the full text of the English translation of the form of Guarantee Contract, a copy of which is filed as Exhibit 99.25 hereto and is incorporated herein by reference.

In connection with the Guarantee Contracts, CDB agreed to terminate, on the first closing date for the transactions contemplated under the Facility Agreements, the security interest held by CDB in certain of SPV I’s and SPV II’s assets (including the Ordinary Shares that had been pledged by SPV II in connection with the Parent Facility and the Senior Facility).

Item 4. Purpose of Transaction.

The information set forth and/or incorporated by reference in Item 3 of this Amendment No. 2 is hereby incorporated by reference in this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Item 3 and Item 4 of this Amendment No. 2 is hereby incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit	Description of Exhibits
99.23	Press Release of Aluminum Corporation of China, dated March 27, 2009
99.24	Form of Facility Agreement
99.25	English Translation of Form of Guarantee Contract

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

ALUMINUM CORPORATION OF CHINA

By:	/s/ XIONG WEIPING
Name:	Xiong Weiping
Title:	President

ALUMINUM CORPORATION OF CHINA OVERSEAS HOLDINGS LIMITED

By:	/s/ LUO JIANCHUAN
Name:	Luo Jianchuan
Title:	Chairman

ORIENTAL PROSPECT PTE. LTD.

By:	/s/ WANG WENFU
Name:	Wang Wenfu
Title:	Director

By:	/s/ ZHAO ZHENGANG
Name:	Zhao Zhengang
Title:	Director

SHINING PROSPECT PTE. LTD.

By:	/s/ WANG WENFU
Name:	Wang Wenfu
Title:	Director

By:	/s/ ZHAO ZHENGANG
Name:	Zhao Zhengang
Title:	Director

INDEX TO EXHIBITS

Exhibit	Description of Exhibits
99.23	Press Release of Aluminum Corporation of China, dated March 27, 2009
99.24	Form of Facility Agreement
99.25	English Translation of Form of Guarantee Contract

SCHEDULE I

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted for each member of Chinalco’s Executive Committee.  Unless otherwise indicated, each person listed below is a citizen of the People’s Republic of China.  The business address of each such director or executive officer is c/o Aluminum Corporation of China, No. 62, North Xizhimen Street, Beijing 100082, China.

Directors

Chinalco does not have a board of directors.

Executive Officers

Name	Position
Xiong Weiping	President & Secretary-General of the Executive Committee of Aluminum Corporation of China; Chairman and Chief Executive Officer of Aluminum Corporation of China Limited
Luo Jianchuan	Executive Committee Member of Aluminum Corporation of China; President of Aluminum Corporation of China Limited
Lu Youqing	Vice President & Executive Committee Member of Aluminum Corporation of China
Ao Hong	Vice President & Executive Committee Member of Aluminum Corporation of China
Liu Caiming	Vice President & Executive Committee Member of Aluminum Corporation of China
Zhang Chengzhong	Vice President & Executive Committee Member of Aluminum Corporation of China
Ren Xudong	Vice President & Executive Committee Member of Aluminum Corporation of China
Zhao Zhao	Executive Committee Member of Aluminum Corporation of China